Filed Pursuant to Rule 424(b)(3)
File No. 333-98885

Prospectus

QIAO XING UNIVERSAL TELEPHONE, INC.

1,000,000 SHARES
OF COMMON STOCK

The Issuer: We are engaged in the manufacturing and sales of telecommunication terminals and equipment, including corded and cordless telephone sets, in China. In August 1995, we became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. As of August 2002, we produce and sell 170 corded models and 23 cordless models, and have an extensive nationwide sales network that comprises 1,350 retail outlets in China. In 2000 and 2001, we ranked as the second largest in house telephone manufacturer in China by number of sales units. We are located at:

Qiao Xing Building Qiao Xing Industrial Zone Xiao Jin Kou Huizhou, Guangdong People’s Republic of China Telephone: 011 (86) 752 2820 268

The Offering: All of the 1,000,000 shares of common stock being offered in this prospectus have been issued by Qiao Xing to the shareholder who is offering them for sale. The selling shareholder can use this prospectus to sell all or part of the shares he owns.

Nasdaq National Market Trading Symbol: “XING”. On August 26, 2002, the last sales price of our common stock was $1.67 per share.

Proceeds From This Offering: The shareholder selling the common stock in this offering will receive all of the proceeds from the sale, minus any commissions or expenses he incurs, and we will not receive any proceeds. We will bear all of the costs and expenses of registering the shares under the federal and state securities laws. These total costs and expenses are estimated to be $20,000.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning at page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 19, 2002.

WHERE YOU CAN FIND MORE INFORMATION
PROSPECTUS SUMMARY
RISK FACTORS
CAPITALIZATION AND INDEBTEDNESS
SELLING SHAREHOLDER
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
LEGAL MATTERS
EXPERTS
EXPENSES OF THE ISSUE

         You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. This document may be used only where it is legal to sell these securities. The information in this document is accurate only as of the date of this document, regardless of the time of the delivery of this prospectus or of any sale of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

         We file annual and current reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any of our SEC filings at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about its Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our Internet address is http://www.qiaoxing.com.

         We are subject to the informational requirements of the Exchange Act as they apply to a foreign private issuer and are required to file reports and other information with the Commission. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and annual reports to shareholders, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions set forth in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

         We have filed a registration statement on Form F-3 with the SEC that covers the resale of the common stock offered by this prospectus. This prospectus is a part of the registration statement, but the prospectus does not include all of the information included in the registration statement. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

         The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should be sure to review that information in order to understand the nature of any investment by you in the common stock. In addition to previously filed documents that are incorporated by reference, documents that we file with the SEC after the date of this prospectus will automatically update and in some cases supersede the information in the registration statement. The documents that we have previously filed and that are incorporated by reference include the following SEC filings (File No. 0-29946):

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2001;

•	Each of our Reports on Form 6-K filed since the date of filing of our Annual Report on Form-20-F for the fiscal year ended December 31, 2001;

•	Our proxy statement for the annual meeting of shareholders held on December 7, 2001; and

•	The “Description of Securities” contained in our Registration Statement on Form 8-A together with all amendments and reports filed for the purpose of updating that description.

         All documents and reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the date that this offering is terminated will automatically be incorporated by reference into this prospectus. Upon your oral or written request, we will provide you with copies of any of the documents incorporated by reference, at no charge to you; however, we will not deliver copies of any exhibits to those documents unless the exhibit itself is specifically incorporated by reference. If you would like a copy of any document, please write or call us at:

Qiao Xing Universal Telephone, Inc.
Qiao Xing Building
Qiao Xing Industrial Zone
Xiao Jin Kou
Huizhou, Guangdong
People’s Republic of China
Attention: Corporate Secretary
Telephone: 011-86-752-2820-268
Facsimile: 011-86-752-2820-260

PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information included at other sections of this prospectus. In addition, you should carefully consider the factors described under “Risk Factors” at page 7 of this prospectus.

Qiao Xing Universal Telephone, Inc.

         We are engaged in the manufacture and sale of telecommunication terminals and equipment, including corded and cordless telephone sets, in China. We believe that we were the second largest in house telephone manufacturer in China by number of sales units in 2000 and 2001. In August 1995, we became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award.

         As of August 2002, we are producing and selling 170 corded models and 23 cordless models, and have an extensive nationwide sales network that comprises 1,350 retail outlets in China.

The Offering

Securities Offered by the Selling Shareholder	1,000,000 shares of common stock

Common Stock Outstanding as of August 29, 2002	15,282,400 shares

Use of Proceeds	We will not receive any of the proceeds of sales of the common stock by the selling shareholder.

Risk Factors	The shares of common stock offered hereby involve a high degree of risk. See “Risk Factors” on page 7.

Nasdaq National Market Symbol	“XING”

The outstanding number of shares assumes that there has been no exercise of:

•	stock options to purchase 995,000 shares at $5.50 per share through April 14, 2005, all of which are held by our directors and officers as a group.

•	stock purchase warrants to purchase 8,000 shares of common stock at $7.975 per share through February 16, 2004 which we sold to our IPO underwriter and/or persons related to the underwriter in February 1999

•	warrants to purchase 20,000 shares of common stock at $5.50 per share at any time until November 1, 2004 which we granted to a former public relations consultant in October 1999

•	warrants to purchase an aggregate of 660,000 shares of common stock at $20.7625 per share at any time until December 31, 2004 which we granted to two accredited investors and the placement agents in January 2000 in connection with a common stock and warrants purchase agreement

•	warrants to purchase an aggregate of 660,000 shares of common stock at $8.49 per share at any time until May 26, 2005 which we granted to two accredited investors and the placement agents in June 2000 in connection with a convertible debenture and warrants purchase agreement

•	warrants to purchase an aggregate of 300,000 shares of common stock at $6.60 per share at any time until September 15, 2004 which we granted to an accredited investor and the placement agent in September 2001 in connection with an equity line of credit facility

RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of these risks occur, our business, results of operations and financial condition could be adversely affected. This could cause the trading price of our common stock to decline, and you might lose part or all of your investment.

Our operating results may be affected by the non-acceptance of new technologies.

         The new advanced products that we are developing incorporate complex and evolving technologies that require substantial expenditures and resources. However, these new products may fail to be accepted at the rates or levels we anticipate and we may fail to realize the expected benefits from our investments in these new technologies.

         We may experience greater variability in our operating results than in the past, particularly depending on the general economic conditions and the pace of development and acceptance of new technologies.

         Changes in the communications industry are expected to increase competition and change the competitive landscape and may adversely affect our operating results.

Our operations depend on joint venture relationships.

         We conduct our manufacturing and sales operations through joint ventures established between us and Mainland Chinese parties. Any deterioration of these strategic relationships may have an adverse effect on our operations.

We have a concentration of credit risk with our five largest accounts receivable.

         We perform ongoing credit evaluations of each customer’s financial condition. We maintain reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. As of December 31, 2000 and 2001, our five largest accounts receivable accounted for approximately 27% and 31%, respectively, of our total accounts receivable.

The economy of China differs from the economies of most countries.

         Although the majority of productive assets in China are still owned by the government, economic reform policies since 1978 have emphasized decentralization and the utilization of market mechanisms in the development of the Chinese economy. We have significantly benefited from such reforms, as the Ministry of Post and Telecommunications since 1994 has opened the telecommunications equipment market of China to all kinds of manufacturers. Our management believes that the basic principles underlying the reforms will continue to provide an acceptable framework of the PRC’s political and economic systems. In addition, we currently see no evidence that this refinement and readjustment process may adversely affect, directly or indirectly, the Company’s operation in the future.

         As substantially all of our operations are conducted in Mainland China, we are subject to special considerations and significant risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Our results may be adversely affected by changes in the political and social conditions in Mainland China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

         In addition, substantially all of our revenue is denominated in Renminbi (“Rmb”) which must be converted into other currencies before remittance outside Mainland China. Both the conversion of Renminbi into foreign currencies and the remittance of foreign currencies abroad require approvals of the Mainland Chinese government.

Our currency is not freely convertible.

         The State Administration for Exchange Control (''SAEC’’), under the authority of the People’s Bank of China (the ''PBOC’’), controls the conversion of Renminbi into foreign currency. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System (''CFETS’’) market. Since substantially all of our raw materials are provided by local suppliers using Renminbi and the majority of our expenses are denominated in Renminbi, restrictions on currency conversions did not materially affect our operations. Also, since we do not expect to require any raw material that are not permitted or are limited to purchase using foreign currencies, our management believes that such restriction will not materially affect our operations in the future. However, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments, and our operating subsidiaries located in China may be subject to restrictions on the conversion of Renminbi to U.S. dollars and, as a result, may be restricted to make distributions to us.

We depend on Chinese factories.

         We have no direct business operation, other than our ownership of our subsidiaries located in China, and our results of operations and financial condition are currently solely dependent on our subsidiaries’ factories in China. We currently maintain fire, casualty and theft insurance aggregating approximately $9.6 million covering various of our stock in trade, goods and merchandise, furniture and equipment, and factory buildings in China. The proceeds of this insurance may not sufficiently cover material damage to, or the loss of, any of our factories due to fire, severe weather, flooding or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. However, we have not materially suffered from such damage or loss to date.

We no longer receive any Chinese local or state income tax holidays.

         Our Company and our subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. Our Company and Qiao Xing Holdings Limited were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. Our Company also registered in Hong Kong as a branch office and is subject to Hong Kong income taxes at a rate of 16%. At present, substantially all of the Group’s income was generated in China by Qiao Xing Telecommunication Industry Company Limited (“QXTI”), a joint venture enterprise established in the Coastal Economic Open Zone in China and subject to Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It was exempted from state income tax and local income tax for three years starting from January 1, 1994, and then was subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. The tax holiday of state income tax has expired on January 1, 1999. The tax holiday of local income tax continued for the years ended December 31, 1999, 2000 and 2001.

         Pursuant to the Notice No. [1999] 52 issued by the Government of Guangdong Province, China (the “Notice [1999] 52”), High and New Technology Enterprise of Guangdong Province is entitled to tax holiday granted by the relevant tax bureau, under which the company is subject to state income tax at a rate of 15% for three years, effective from January 1, 1999. Furthermore, for a foreign owned enterprise in Guangdong Province which is certified by Guangdong Provincial Foreign Trade and Economic Cooperation Office (“GPFTECO”) as an Advanced Technology Enterprise, the company is entitled to additional tax benefit granted by the relevant tax bureau under which the state income tax rate can be further reduced to 10% for three years. QXTI is a High and New Technology Enterprise since 1999 and it is also an Advanced Technology Enterprise of Guangdong Province since 2000 pursuant to certificates issued by Guangdong Science and Technology Commission and GPFTECO, respectively.

         Prior to obtaining confirmation from relevant tax bureau on the entitlement of tax holiday as stated above, QXTI provided for enterprise income tax using 24% for the years ended December 31, 1999 and 2000. Subsequent to December 31, 2001, QXTI obtained a confirmation from the National Tax Bureau to confirm that QXTI was able to enjoy the aforementioned tax benefit pursuant to the Notice [1999] 52 and QXTI would be subject to state income tax rate at 15% for the year ended December 31, 1999 and 10% for each of the years ended December 31, 2000 and 2001.

         If the tax holiday of QXTI as mentioned above had not existed, the Group’s income tax expenses (net of minority interests) would have been increased by approximately Rmb 2,632,000 and Rmb 2,351,000, respectively, for the years ended December 31, 1999 and 2000, representing the tax effect on 3% local tax exemption. In addition, income tax expenses (net of minority interest) for the year ended December 31, 2001 would have been increased by Rmb 18,868,000, representing the effect of no written back on state income tax for 1999 and 2000. The tax holiday had no impact on operating results before tax generated in 2001 as QXTI was in a tax loss position. Basic earnings (loss) per common share would have been approximately Rmb 5.04, Rmb 1.83 and Rmb (2.99) (US$(0.36)), respectively, for the years ended December 31, 1999, 2000 and 2001, and diluted earnings (loss) per common share would have been approximately Rmb 5.04, Rmb 1.78 and Rmb (2.99) (US$(0.36)), respectively, for the years ended December 31, 1999, 2000 and 2001.

Our management’s expectation of future revenue and expenses may not be achieved.

         Our management intends to increase the production and sales volume of new model telephones and special function telephones such as digital cordless phones, cordless phones, smart card telephones, coin operated telephones and caller ID displayed telephones, since the average gross profit margin of these telephones is higher than that of the other telephones we manufacture. At the same time, we expect to increase the export of digital cordless phones and CT-0 cordless phones. In addition, the sales and production volume of the lower profit margin products is expected to decrease in the coming years. General and administrative expenses are forecasted to increase in next year, since (i) we intend to employ more professionals; and (ii) research and development expense is expected to increase continuously.

We depend upon certain key personnel to manage our company.

         Our ability to successfully carry out our business plans continues to be largely dependent upon the efforts of our senior management and executive officers, particularly our chairman, Rui Lin Wu. We have not entered into any employment agreement with Mr. Wu and the loss of his services would have a material adverse effect on our ability to achieve our business objectives. We have obtained key-person life insurance in the amount of US$2,000,000 on his life, with the proceeds payable to us.

We are controlled by one of our shareholders, whose interests may differ from other shareholders.

         Rui Lin Wu, our chief executive officer and chairman, and members of his family beneficially own or control approximately 44.6% of our outstanding shares as of August 29, 2002. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without his consent, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.

Our holding company structure creates restrictions on the payment of dividends.

         We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. If future dividends are paid in Renminbi, fluctuations in the exchange rate for the conversion of Renminbi into U.S. dollars may adversely affect the amount received by U.S. shareholders upon conversion of the dividend payment into U.S. dollars.

It may be difficult to serve us with legal process or enforce judgments against us or our management.

         We are a British Virgin Islands holding company, and all or a substantial portion of our assets are located in China. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon them. Moreover, there is doubt as to whether the courts of the British Virgin Islands or China would enforce:

•	judgments of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

•	in original actions brought in the British Virgin Islands or China, liabilities against us or non-residents based upon the securities laws of the United States or any state.

Information about us may be unavailable due to exemptions under the Exchange Act for a foreign private issuer.

         We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies, including:

•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Because of these exemptions, investors are not provided the same information which is generally available about public companies organized in the United States.

Recent acquisition may affect our liquidity.

         In 2002, we entered into agreements for acquisitions of 65% equity interest in CEC Telecom Ltd for Rmb 312,750,000 (“the Acquisitions”). CEC Telecom Ltd is a limited liability company established in China and is principally engaged in production and sales of mobile phones and accessories in China.

         We have paid Rmb 61,000,000 of the consideration, primarily financed by a new one-year bank loan of Rmb 60,000,000. The remaining consideration will be payable as to (i) Rmb 119,000,000 within 10 days after the completion of share transfer at the relevant government bureau of China (“date of shares transfer”), (ii) Rmb 85,000,000 within 3 months after the date of shares transfers and (iii) Rmb 47,750,000 within 6 months after the date of shares transfers. We are in the process of applying for the shares transfers as of June 28, 2002. The unsettled considerations will be secured by, among others, Qiao Xing Mobile Communication Co. Ltd’s equity interest in CEC Telecom Ltd (after completion of shares transfers) and certain land use right of the Group with net book value of Rmb 102,085,000 as at December 31, 2001. Qiao Xing Mobile Communication Co. Ltd. (“QXMCL”) is a wholly owned subsidiary of ours.

         As of August 29, 2002, the Acquisitions have not been completed because certain precedent conditions as set out in the agreements have not been fulfilled. Such precedent conditions include, among others, (i) approval from Mainland Chinese government on the shares transfers and (ii) completion of collateral arrangements on QXMCL’s equity interest in CECT and certain land use right of the Group as described in the preceding paragraph. Any non-fulfillment of these precedent conditions may lead to termination of the Acquisitions.

         The Acquisitions may affect our liquidity position. We are exploring different means of financing from the banks, the existing shareholders, the public or other investors.

There is a risk that forward-looking statements may not come true.

         This prospectus and the documents incorporated by reference contain forward-looking statements that involve risks and uncertainties. We use words such as “believe”, “expect,” “anticipate,” “plan” or similar words to identify forward-looking statements. Forward-looking statements are made based upon our belief as of the date that such statements are made. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, many of which are beyond our control. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus.

CAPITALIZATION AND INDEBTEDNESS

         The following table sets forth our capitalization as of June 30, 2002 on an actual basis. All data in the following table is unaudited.

	RMB	USD

	(in thousands)
Cash and cash equivalents	$11,851	$1,432

Long-term debt — unsecured	8,334	1,007

Shareholders’ Equity:

Common stock, par value Rmb0.008 (equivalent of US$0.001), authorized 50,000,000 shares, outstanding and fully paid 14,282,400 shares as of June 30, 2002	118	14

Additional paid-in capital	324,458	39,202

Dedicated reserves	10,541	1,273

Retained earnings	172,885	20,888

Cumulative translation adjustment	(675)	(80)

Total shareholders’ equity	507,327	61,297

Total capitalization	515,661	62,304

SELLING SHAREHOLDER

         By this prospectus, we are registering 1,000,000 shares of common stock on behalf of Mr. Fu Li Xin. We have agreed to bear all expenses other than underwriting or selling commissions or any fees and disbursements of counsel to Mr. Fu Li Xin as the selling shareholder in connection with the registration of these shares.

         On August 7, 2002, we issued 1,000,000 shares to Mr. Fu Li Xin as compensation for his referral and advisory services to us concerning our executed agreement to acquire the majority shareholding of CEC Telecom Ltd.

         Mr. Fu Li Xin is the general manager of our export and import branch. Mr. Fu is responsible for all application works with the provincial and state level government agencies, including project approval and license application. Prior to joining us in 1995, he served as a senior engineer for the China Weapon Ministry for the five years from 1990 to 1995.

         The 1,000,000 shares are to be sold from time to time by or for the account of Mr. Fu Li Xin, who is affiliated with us as described above. Mr. Fu Li Xin does not own any other shares of our common stock. None of the proceeds from the sale of the common stock will be received by us. The selling shareholder will pay all brokerage discounts or commissions attributable to the sale for his account. We are not aware of any existing agreement with any broker with respect to the sale of the common stock.

         Mr. Fu Li Xin’s business address is c/o Qiao Xing Universal Telephone, Inc., Qiao Xing Building, Qiao Xing Industrial Zone, Xiao Jin Kou, Huizhou, Guangdong, People’s Republic of China. The 1,000,000 shares being offered by Mr. Fu Li Xin represent 6.5% of our outstanding common stock.

USE OF PROCEEDS

         The selling shareholder will receive the net proceeds from the sale of his shares of common stock. We will not receive any proceeds from these sales.

DETERMINATION OF OFFERING PRICE

         The selling shareholder may use this prospectus from time to time to sell his common stock at a price determined by him. The price at which the common stock is sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

PLAN OF DISTRIBUTION

         The common stock may be sold from time to time by the selling shareholder, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The common stock may be sold in one or more of the following types of transactions:

•	a block trade in which the selling shareholder will engage a broker-dealer who will then attempt to sell the common stock as agent, or position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	short sales;

•	if such a sale qualifies, in accordance with Rule 144 promulgated under the Securities Act rather than pursuant to this prospectus; and

•	any other method permitted pursuant to applicable law.

         In making sales, brokers or dealers engaged by the selling shareholder may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling shareholder in amounts to be negotiated prior to the sale. The selling shareholder and any broker-dealers that participate in the distribution may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions. To the extent, if any, that the selling shareholder may be considered an “underwriter” within the meaning of the Securities Act, the sale of the shares by him shall be covered by this prospectus.

         In connection with distributions of the common stock or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling shareholder. The selling shareholder may also sell common stock short and redeliver the common stock to close out such short positions. The selling shareholder may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the common stock, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling shareholder may also loan or pledge common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged common stock pursuant to this prospectus.

         If the selling shareholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required pursuant to Rule 424(c) under the Securities Act of 1933, setting forth:

•	the name of each of the participating broker-dealers;

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

•	a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other facts material to the transaction.

         We are paying the expenses incurred in connection with preparing and filing this prospectus and the registration statement to which it relates, other than selling commissions and discounts.

         The selling shareholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the common stock against various liabilities, including liabilities arising under the Securities Act.

         In order to comply with the securities laws of various states, if applicable, sales of the common stock made in those states will only be through registered or licensed brokers or dealers. In addition, some states do not allow the securities to be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and the selling shareholder.

         Under applicable rules and regulations of the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of such distribution. In addition to those restrictions, the selling shareholder will be subject to the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M and Rule 10b-7, which provisions may limit the timing of the purchases and sales of our securities by the selling shareholder.

DESCRIPTION OF SECURITIES

         We have previously registered our common stock under the Exchange Act by filing a Form 8-A on December 3, 1998.

LEGAL MATTERS

         Certain legal matters have been passed upon for us by Andrew N. Bernstein, P.C., 5445 DTC Parkway, Suite 520, Greenwood Village, Colorado 80111.

EXPERTS

         The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen & Co., Certified Public Accountants, Hong Kong as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing, in giving said reports.

         After reasonable effort, we have not been able to obtain the consent of Arthur Andersen & Co, Certified Public Accountants, Hong Kong (“Andersen”) to the incorporation by reference of Andersen’s report in this registration statement, and we have dispensed with the requirement to file Andersen’s consent in reliance on Rule 437(a) promulgated under the Securities Act of 1933 (the “Securities Act”). Because Andersen has not consented to the incorporation by reference of Andersen’s report in this registration statement, stockholders will not be able to recover against Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen incorporated by reference herein or any omissions to state a material fact required to be stated therein.

EXPENSES OF THE ISSUE

         The following table sets forth the various expenses to be paid by us in connection with the issuance and distribution of the 1,000,000 shares of common stock being registered on behalf of Fu Li Xin. All amounts shown are estimates, except for the Securities and Exchange Commission registration fee. We will pay all expenses in connection with the distribution of the shares of common stock being sold by Fu Li Xin (including fees and expenses of our counsel), except for the underwriting discount and for legal fees of any counsel selected by him.

SEC Registration Fee	$154

Legal fees and expenses	15,000

Filing, printing and mailing expenses	2,000

Miscellaneous	2,846

Total	$20,000